Salix Pharmaceuticals, Ltd.

8510 Colonnade Center Drive

Raleigh, North Carolina 27615

April 1, 2015

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

RE:	Salix Pharmaceuticals, Ltd.

Registration Statement on Form S-4 (File No. 333-196425)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Securities Act”), Salix Pharmaceuticals, Ltd. (the “Company”) hereby respectfully requests the withdrawal of the Company’s Registration Statement on Form S-4 (File no. 333-196425) filed with the Securities and Exchange Commission (the “Commission”) on May 30, 2014, together with all exhibits thereto (the “Registration Statement”). The Registration Statement was never declared effective and no securities have been sold or exchanged pursuant thereto. Because the proposed offering of the securities under the Registration Statement will not occur, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

The Company acknowledges that no refund will be made for fees paid to the Commission. However, in accordance with Rule 457(p) under the Securities Act, the Company hereby requests that the total fees paid to the Commission in the amount of $96,600 be offset against the total filing fee due for subsequent Commission filings.

Should you have any questions on this matter, please contact Alison S. Ressler or Sarah P. Payne of Sullivan & Cromwell LLP at (310) 712-6630 and (650) 461-5669, respectively.

Sincerely,

Salix Pharmaceuticals, Ltd.

By:	/s/ Robert R. Chai-Onn
Name:	Robert R. Chai-Onn
Title:	Executive Vice President, General Counsel and Secretary

cc:	Alison S. Ressler

Sarah P. Payne

(Sullivan & Cromwell LLP)